EXHIBIT G

July 1, 2020

Dear Investor:

SkyBridge G II Fund LLC (“G II”) generated an estimated 3.75% net return in June and an estimated 8.08% net return for the second quarter. These returns represent the Fund’s best month and best quarter since its inception in January 2014.

Further, SkyBridge raised approximately $115 million in new capital in the second quarter, inclusive of a $93 million separate account mandate from a large Japanese institution. While we have had ongoing discussions with this large institution for over a year, the institution moved quickly, which is uncommon for Japanese firms, to take advantage of the very attractive investment opportunity produced by March’s sharp, technically driven sell-off.

The $115 million in new capital represents SkyBridge’s most successful capital raising quarter since 2016. After the March drawdown and given improving economic fundamentals, our new investors believe, as we do, that the Fund’s assets are substantially undervalued.

Portfolio Construction

We take a highly concentrated, thematic approach to asset allocation, and we retained a substantial allocation to our highest conviction theme: credit strategies. On July 1st, G II’s allocation to credit strategies is 75% (61% in structured credit, 12% in distressed corporate credit, and another 2% in structured credit via Third Point).

As a point of reference, on March 1st, G II’s allocation to credit strategies was 81%. By any measure, our portfolio changes are quite modest, even minor. We are not aware of another fund-of-funds with as large an allocation to credit strategies.

Investment Process and Personnel

There have been no changes to our investment process or due diligence procedures. Troy Gayeski and Ray Nolte have been running the portfolio together since 2005, and they continue to run the portfolio as Co-Chief Investment Officers. This represents tremendous continuity.    G II declined 24.52% in March, and, as a result, changes were made to our team. There is accountability in a results-oriented business like SkyBridge.

The talent level on the investment team was substantially upgraded in April when Brett Messing, SkyBridge President and Chief Operating Officer, took responsibility for managing the Risk and Operational Due Diligence teams. Risk management represents the most important function in the firm. Notably, as part of the aforementioned $93 million separate account, SkyBridge will also be providing risk analysis on a $10 billion portfolio for a Japanese institution.

We recommend that investors, financial advisors, and due diligence professionals get to know Brett. He can be reached on his cell phone at (XXX) XXX-XXXX.

Secondary Market Sales

We would like to provide further context regarding our secondary market sales of EJF and Hildene which continue to be a topic of discussion. On April 1st, 16% of G II’s assets were invested in funds, like EJF and Hildene, that suspended redemptions. Anticipating forthcoming redemptions given March’s performance, absent taking action, EJF and Hildene would have likely grown to represent over 30% of G II’s assets.

We could not allow this level of concentration in the portfolio, particularly as EJF and Hildene are primarily invested in a niche market, bank TruPS CDOs.    We were concerned about the trading dynamics in the TruPS CDO market, and, in fact, these assets have substantially underperformed since March 31st. Further, smaller banks are very exposed to lending losses from the economic damage wrought by the pandemic, and thus we expect a deterioration in underlying fundamentals of these assets.

Moreover, had we not taken action, investors, financial advisors, and due diligence professionals would have rightly expressed concerns about G II’s ability to satisfy 25% tender offers and the overconcentration in our portfolio. Thus, we were in a lose-lose position, and we made a difficult decision based on the best interests of our investors.

Presently, 4% of G II assets are invested in funds with suspended redemptions. Moreover, recent investments in more liquid funds like Point72 enhanced G II’s overall liquidity. Despite criticism of the EJF and Hildene trades, we would make the same trades one hundred out of one hundred times.

Tender Offer

We do not expect a tender offer of 25%. However, Troy and Ray structured G II’s portfolio to ensure that the Fund could satisfy a 25% tender and maintain portfolio continuity. We are 15% through the tender period (three business days out of the twenty-business day tender period), and we have received $817k (or less than one percent of Fund assets) in tenders. Admittedly, we do not receive tenders linearly throughout tender offer windows, and we expect elevated tenders this quarter.

We believe that most investors and financial advisors recognize that, after our best month and best quarter since its inception in January 2014, this is precisely the wrong time to redeem from the Fund. We assess that G II’s assets are over 20% undervalued, and it appears the “catch-up” trade that we anticipated is underway. Further, we believe that the Fund is likely to substantially outperform equities over the coming six to twelve months. We understand that, for some, our March performance was a fire-able offense. We accept that. But, firing us now is the wrong decision.

Change to Tender Offer Policy

On June 25, 2020, the G II Board authorized a 25% tender offer for September 30. SkyBridge recommended that future tender offers adopt the same liquidity terms as our primary competitor, Ironwood. Thus, in the future SkyBridge will recommend that the Board authorize semi-annual tender offers for valuation dates of March 31 and September 30. Under this schedule, the next tender offer window, after the current one, would open on or about November 25, 2020.

Semi-annual tenders will enable SkyBridge to de-emphasize liquidity terms in the selection of managers and broaden the universe of managers eligible for inclusion in the portfolio. Not surprisingly, many of the top managers offer less liquid terms. Thus, quarterly tenders arguably produce a bit of an adverse selection problem. We believe that, over the long term, semi-annual tender offers will result in better performance for G II’s investors. Importantly, as most investors do not day trade G II, holding two tender offers every year, instead of four, represents an immaterial change.

Closing Remarks

As usual, the credit markets have lagged the U.S. stock market which just posted its strongest quarter since 1998. Given the substantial value in credit, particularly structured credit, several investment firms, including Morgan Stanley and Merrill Lynch, have issued bullish reports on structured credit (generally) and structured credit managers (specifically).

G II represents a particularly cost-effective way to play the credit “catch-up” trade that we believe is currently underway. G II offers exposure to a diversified basket of the top credit managers for a current 1.4% management fee and 4% incentive fee. Whereas new investors in Angelo Gordon Mortgage Value, G II’s third largest position, will pay incentive fees, G II investors pay no incentives fees for this exposure (until Angelo Gordon returns to its high-water mark).

G II’s portfolio is presently yielding 8.79%. While the allocations to Point72, Third Point, and Canyon marginally reduced the portfolio’s overall yield, we believe pull to par will be a substantial factor in the Fund’s total return.

In summary, market bottoms are made when there is capitulation. We believe that a sale of G II will prove to be ill-advised and poorly timed. We encourage investors to carefully consider the embedded value in G II’s portfolio and the Fund’s last three months of performance. G II was up 1.47% in April, 2.66% in May and estimated 3.75% in June. We believe that we will carry this momentum into the coming months and quarters.

Sincerely,

Anthony Scaramucci	Ray Nolte	Troy Gayeski

Preliminary Performance Estimates

	June 2020	2020 YTD
SkyBridge G II (net of fees and expenses)	+3.75%	-17.36%
S&P 500 Total Return Index	+1.99%	-3.08%
Bloomberg Barclays Aggregate Bond Index	+0.63%	+6.14%
HFRX Global Hedge Fund Index (Daily as of 6.29.20)	+1.62%	-1.21%

Structured Credit and Arbitrage were key contributors to performance for the month. Distressed Corporate Credit and Multi-Strategy were also contributors. No other strategies meaningfully contributed to or detracted from performance.

Preliminary Top 10 Positions (by percentage, based on the preliminary June 2020 estimated fund net asset value)

Top 10 Portfolio Positions[1]	Strategy Group[2]	Strategy[2]	Approximate Position Size
Canyon Balanced	Event Driven	Distressed Corporate Credit	9.36%
Galton Mortgage Strategies	Event Driven	Structured Credit	8.45%
Angelo Gordon Mortgage Value Partners	Event Driven	Structured Credit	8.32%
Linden	Relative Value	Arbitrage	7.54%
Third Point Ultra	Event Driven	Multi-Strategy	6.86%
400 Capital Credit Opportunities	Event Driven	Structured Credit	6.37%
Point72	Relative Value	Multi-Strategy	6.24%
Bayview Liquid Credit Strategies	Event Driven	Structured Credit	5.57%
Axonic Credit Opportunities	Event Driven	Structured Credit	4.64%
Marathon Securitized Credit	Event Driven	Structured Credit	4.52%

1)

Top 10 Portfolio Positions of G II can change at any time; allocation sizes may change, investments may be added or removed at the Adviser’s discretion. The Top 10 Portfolio Positions listed above may not be the Top 10 Positions at the time of investment.

2)	Portfolio strategy allocations and strategy classifications are subject to change at any time at the Adviser’s discretion.

Preliminary Statistical Analysis (based on the preliminary June 2020 estimated fund net asset value)

As of 6/30/20:

(SkyBridge G II fund Inception – January 2014)	G II	HFRX Global Hedge Fund Index (Daily)*	S&P 500 Total Return	Bloomberg Barclays Aggregate Bond Index
1 Year Compound Rate of Return	-16.40%	2.95%	7.51%	8.74%
3 Year Compound Rate of Return (annualized)	-2.13%	1.13%	10.73%	5.32%
5 Year Compound Rate of Return (annualized)	-1.69%	0.68%	10.73%	4.31%
Annualized Compound Rate of Return Since Inception (1/14)	-0.52%	0.63%	10.52%	4.21%
Standard Deviation (annualized)[1]	10.52%	4.60%	13.60%	3.04%
Beta (Index = S&P 500)[2]	0.41	0.29	1.00	-0.01

1)	A measure of the variation of returns around the mean return. Standard deviation is the most widely used approximation of the risk of an individual investment or portfolio.
2)

A quantitative measure of volatility of a security or strategy relative to a market index. An investment with a beta less than 1.0 is less volatile than the market while an investment with a beta greater than 1.0 is more volatile than the market.

*

HFRX Global Hedge Fund Index (Daily) is used as of 6.29.20 because the HFRI Fund of Hedge Funds Index is not available at the time of publication. For an updated performance table containing the HFRI Fund of Hedge Funds Index when available see www.skybridge.com

Please let us know if you have any questions.

SkyBridge is affiliated with Hastings Capital Group LLC (“Hastings”), a registered broker-dealer and a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). SkyBridge G II Fund is a limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

Legal Disclaimer: The foregoing is provided for informational purposes only and is not to be relied upon. Estimated performance and attribution numbers have not been verified by the Fund administrator. The results for the 1, 3, 5, 7 and 10 year periods, as applicable, are based on the respective 12, 36, 60, 84 or 120 month period estimated as of date above and are subject to change. Upon publication, the month’s finalized Fact Card will contain final performance and statistics and is available upon request. The above results are unaudited, subject to change and net of fees and expenses. All statistical analysis is based on SkyBridge G II Fund’s (“G II” or the “Portfolio” or the “Fund”) inception of January 2014. Performance results are based on the foregoing rolling time periods, as applicable, while SkyBridge G II’s fiscal year end is March 31. Performance results through March 31, 2020 are based on audited financial statements and are presented net of SkyBridge G II fees and expenses. Performance results after March 2020 are net of SkyBridge G II fees and expenses based on unaudited financials. The results shown above do not reflect the effects of any placement fees and would be lower if they did.

The indices are presented merely to show the general trends in the markets for the period and are not intended to imply that the Portfolio is comparable to the indices either in composition or element of risk. The indices do not reflect the deductions of any fees. Index data is provided for comparison purposes only and a variety of factors may cause an index to be an accurate benchmark for a particular fund. Comparisons to indexes have limitations because indexes have volatility and other material characteristics and risks that may differ from a particular hedge fund. The indexes are for illustrative purposes only and should not be relied upon as an accurate measure of comparison.

Past performance does not guarantee future results. Actual results may vary.

This document is offered for informational purposes only and does not constitute an offer to sell any securities. An offer or solicitation will be made through the Prospectus and Subscription Agreement, and is qualified in its entirety by the terms and conditions contained in such documents. The Prospectus contains additional information needed to evaluate the potential investment and provide important disclosures regarding the investment objective, risks, fees and expenses of SkyBridge G II. The information contained herein is confidential and is not to be reproduced or distributed except with the permission of SkyBridge Capital II, LLC (“SkyBridge” or “Adviser”), the Investment Adviser of the Fund.

An investor should consider carefully the investment objectives, risks, and charges and expenses of the Fund before investing. The Prospectus contains this and other important information and is available upon request to SkyBridge or your Placement Agent. Read the Prospectus carefully before investing. An investor may obtain the Prospectus by contacting their professional advisor.

Performance data represents past performance. Current performance may be lower or higher than the performance data quoted. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. For the most recent month-end performance data, subject to a lag of approximately 30 calendar days, investors can call 1-888-759-2730.

All expressions of opinion are subject to change without notice.

Opinions expressed herein are intended solely as general market commentary and do not constitute investment advice or a guarantee of returns.

Past performance does not guarantee future results. Actual results may vary. Investors cannot invest in an index. This document does not constitute an offering. Before making an investment, all investors must obtain and carefully read the applicable Confidential Offering Memorandum or Prospectus, which contains the information needed to evaluate the investment and provides important disclosures regarding risks, fees, and expenses. As described in the applicable Confidential Offering Memorandum or Prospectus, investing in the Portfolio is speculative, not suitable for all investors, and intended for experienced and sophisticated investors who are willing to bear the high economic risks of the investment, which can include:

•	loss of all or a substantial portion of the investment due to leveraging, short-selling, or other speculative practices;

•	lack of liquidity in that there may be no secondary market for the Fund and none is expected to develop;

•	volatility of returns;

•	restrictions on transferring interests in the Fund;

•	potential lack of diversification and resulting higher risk due to concentration of trading authority when a single advisor is utilized;

•	absence of information regarding valuations and pricing;

•	complex tax structures and delays in tax reporting;

•	less regulation and higher fees than mutual funds; and

•	risks associated with operations, personnel, and processes of the manager.

Individual funds will have specific risks related to their investment programs that will vary from fund to fund.

This document contains certain forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbors created therein. Actual results could differ materially from those projected in the forward looking statements, as a result of risks and other factors discussed in the applicable Confidential Offering Memorandum or Prospectus.